SCHEDULE 14F-1 INFORMATION STATEMENT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

CLEANTECH INNOVATIONS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada

(State or Other Jurisdiction of Incorporation)

001-35002	98-0516425
(Commission File Number)	(IRS Employer Identification No.)

C District, Maoshan Industry Park, Tieling Economic Development Zone, Tieling, Liaoning Province, China	112616
(Address of Principal Executive Offices)	(Zip Code)

(86) 0410-6129922

(Registrant’s Telephone Number, Including Area Code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Notice of Anticipated Change in the

Majority of the Board of Directors

June 23, 2014

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”) is being furnished to all holders of record of common stock, par value $0.00001 per share, of CleanTech Innovations, Inc., a Nevada corporation (the “Company”, “we” or “our”) at the close of business on June 23, 2014 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (the “Board of Directors” or the “Board”) other than by a meeting of shareholders. This Information Statement is being distributed on or about June 23, 2014.

On June 13, 2014, the Company, Initial Koncepts, Inc., d/b/a Six Dimensions, a California corporation (“Six Dimensions”), and the Shareholder of Six Dimensions entered into an Agreement and Plan of Share Exchange (the “Merger Agreement”), pursuant to which, subject to certain conditions, the Company will acquire all of the shares of Six Dimensions common stock in exchange for 266,787,609 shares of the Company’s common stock and Six Dimensions will become a wholly-owned subsidiary of the Company (the “Merger”).

It is anticipated that upon completion of the Merger and the exchange of the Six Dimensions stock, the shareholders of Six Dimensions will own approximately 50% of the then-outstanding shares of the Company’s common stock and the current holders of the outstanding debt and common stock of the Company will own the balance.

The Merger Agreement contains customary representations and warranties of Six Dimensions and the Company. The Merger Agreement also contains customary covenants and agreements, including, without limitation, covenants relating to the conduct of each of the respective businesses of Six Dimensions and the Company between the date of signing of the Merger Agreement and the consummation of the Merger.

Pursuant to the terms of the Merger Agreement, the Company will have a reconstituted Board of Directors following the consummation of the Merger. Following the completion of the Merger, it is anticipated that the Board of Directors will be comprised of five (5) directors, of which, four (4) directors shall be independent and all of whom are American executives residing in the United States, and all of whom will be designated by Six Dimensions. This Information Statement contains information about persons who have agreed to serve on the Board of Directors following the consummation of the Merger.

We have agreed to file with the Securities and Exchange Commission (the “SEC”) and distribute to our shareholders, this Information Statement disclosing our intention to appoint to our Board the individuals designated by Six Dimensions identified herein promptly after the requisite waiting period has elapsed under Section 14(f) of the Exchange Act and the Merger has been consummated (the “Closing”).

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our shareholders of record the information set forth in this Information Statement at least twenty days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us. Accordingly, the appointment of the new Board members will not occur until at least ten days following the mailing of this Information Statement. This Information Statement will be first mailed to our shareholders of record on or about June 23, 2014.

VOTING SECURITIES

As of May 8, 2014, we had 24,982,822 shares of common stock issued and outstanding. Each share of our common stock is entitled to one vote. Our shareholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our shareholders.

DIRECTORS AND EXECUTIVE OFFICERS

General Information

Currently, our Board consists of Terry McEwen, and Mr. McEwen serves as our interim Chairman and Chief Executive Officer. Six Dimensions will designate the following four additional persons to serve on the Board of Directors: Tejune Kang, David Kaufman, Anubhav Saxena and Adam Hartung. Mr. McEwen is expected to remain on the Board after Closing. Following the appointment of Tejune Kang, David Kaufman, Anubhav Saxena and Adam Hartung to the Board, the Board will consist of five (5) directors, one (1) of whom is the Chairman and CEO of Six Dimensions’ current management team. These persons will be appointed to the Board at Closing and no earlier than the date which is twenty days following the mailing of this Information Statement to our shareholders. It is also anticipated that Mr. McEwen will resign as an executive officer and that new executive officers will be appointed at the Closing. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by our Board and their terms of office are at the discretion of our Board.

Business Experience of Directors

The following table sets forth certain information with respect to persons who are anticipated to be members of the Board at Closing.

Name	Age	Position to be Held
Tejune Kang	38	Director (Chairman of the Board)
David Kaufman	55	Director (Independent)
Anubhav Saxena	41	Director (Independent)
Terry McEwen	55	Director (Independent)
Adam Hartung	57	Director (Independent)

Tejune Kang, Chairman and Chief Executive Officer

Mr. Kang is an American technology executive with more than 16 years of experience leading global enterprise technology application implementations. Mr. Kang has been Six Dimensions’ Chief Executive Officer since founding Six Dimensions in 2004. An innovative technology entrepreneur born in Silicon Valley, California, he is instrumental to the continued growth of Six Dimensions. Before launching Six Dimensions, Mr. Kang was a principal of Kang Management Group, a commercial real estate developer in Nevada, until 2009 when it was closed down due to the global financial crisis that negatively affected the real estate markets in the West Coast. In early 2010, Mr. Kang filed a bankruptcy petition under Chapter 7 of Title 11 of the United States Code in connection with his personal guarantee of land projects and the inability to refinance related indebtedness. Since then, Mr. Kang has devoted full time to growing Six Dimensions. Prior to Kang Management Group, Mr. Kang was an engineer for over 16 years with PeopleSoft (now Oracle Corporation), a multinational and multibillion dollar technology company. While at PeopleSoft, Mr. Kang managed some of the most complex Human Resources, Financial, Supply Chain, and Enterprise Performance Management software implementations for Fortune 500 companies including Boeing, Apple, AT&T, HP and many others. Mr. Kang’s multi-faceted entrepreneurial background and opinion leadership has led to frequent interviews regarding the future of technology, business growth, and hiring insight with many publications. Mr. Kang is an active member of Inc. Business Owners Council (IBOC), Vistage, Entrepreneurs’ Organization (EO), Alliance of CEOs, National Association of Asian American Professionals (NAAAP), Massachusetts Institute of Technology (MIT) Key Executive Program, Goldman Sachs 10,000 Small Businesses Program and UBS Elevating Entrepreneur’s Small Business Mentoring Program. Mr. Kang graduated from The University of California, Davis with a Bachelor of Science degree in Managerial Economics.

David Kaufman, Director

Mr. Kaufman is currently an Executive Consultant and Partner at FIN Strategy Advisers, a firm focused on helping executives and organizations develop and implement strategies to leverage technology during periods of transition. With an emphasis on acquisitions, divestitures and turnarounds are critical to success, he led the carve out of a Private Equity firm acquisition of a global Medical Device company from a large Pharmaceutical business. Recently, Mr. Kaufman was Senior Vice President and Chief Information Officer at ARAMARK Corporation, a leader in professional services, providing food services, facilities management, and uniform and career apparel, with 250,000 employees serving clients in 22 countries. In this role, he oversaw information systems for the company’s $14B global food, facilities and support services lines of business, and directed systems and infrastructure planning and development. Prior to this role, Mr. Kaufman was with Schering-Plough as their Vice President, Global Supply Chain and Quality Information Technology, where he led worldwide manufacturing, quality control, and global medical call center areas for the $8B pharmaceutical and healthcare businesses. Earlier, Mr. Kaufman had a 17 year career with PepsiCo, Inc., holding progressively responsible management domestic and international positions. In addition, Mr. Kaufman served as member of several advisory boards including: the Oracle CIO Advisory Board, Sprint CIO Advisory Board, Temple Fox School of Business MIS Advisory Board, and Villanova School of Business MIS Advisory Board. Mr. Kaufman received his Bachelor’s Degree in Computer Science from New York University.

Anubhav Saxena, Director

Mr. Saxena has two decades of experience working with global information technology service providers. He is currently president of Global Managed Services division of Information Services Group (ISG), a Nasdaq-listed company (NASDAQ: III) and oversees one of the company’s fastest-growing business units and a major contributor to its revenue and long-term strategic success. Before joining ISG, Mr. Saxena held a number of senior executive positions with HCL Technologies, a multibillion dollar company and is among the fastest-growing IT products and services companies in the world. While at HCL Technologies, he was responsible for business development, OEM alliances, and all horizontal and vertical service offerings worldwide, after earlier leading HCL’s IT Infrastructure and ITO Services businesses through a period of rapid growth and expansion. While at HCL, he was a leader in developing the company’s Saas/Cloud Computing services. Mr. Saxena earlier worked with Wipro Ltd., a leading global information technology, consulting and outsourcing company, where he oversaw the Enterprise Products, Solutions and Services division for the Indian subcontinent. He began his career with Fujitsu ICIM Ltd., a global IT and business process outsourcer. A founding member of the G2000 IT Client Executive Councils, Mr. Saxena has been a presenter at the World Economic Forum and a recipient of a number of CXO awards. He earned a Bachelor of Engineering (Electronics) degree from the University of Pune, India.

Terry McEwen, Director

Mr. McEwen has over thirty years’ experience in finance with a particular focus on banking. Most noteworthy, from May 2006 to May 2010, Mr. McEwen served as the Director of Banking for the State of New Jersey Department of Banking and Insurance, a Governor appointed position that required confirmation by the State of New Jersey Senate. In his position as Director of Banking, Mr. McEwen was responsible for the regulation, oversight, soundness and integrity of the $170 billion finance industry in New Jersey, which includes banks, credit unions, mortgage bankers and brokers, check cashers, industrial loan companies, realtors, pawn brokers, and a variety of other financial related entities. In this position, he also served on a variety of national committees involving State banking regulatory authorities, including representing State regulatory authorities in Washington, D.C. in connection with the sub-prime crisis, as well as testifying before the New Jersey State Senate on banking related matters. Presently, Mr. McEwen is Managing Partner of Preservation Capital Services, LLC, a financial advisory firm that provides strategic financial advice to organizations interested in asset growth and/or the acquisition of tactical assets. Mr. McEwen is a 1980 graduate of the University of Pittsburgh, Pittsburgh, PA, where he was awarded a B.S. in Business Administration, with a minor in economics and psychology, and was a member of the University’s 1976 National Championship football team. Additionally, during his business career, Mr. McEwen attended Rider University, Lawrenceville, NJ, where he earned a Master of Business Administration (MBA) in 1998.

Adam Hartung, Director

Mr. Hartung is a management consultant, writer and business growth strategist. Mr. Hartung has more than 20 years of consulting experience in developing and implementing strategies to take advantage of emerging technologies and new business models. Since 2004, Mr. Hartung has been CEO and Managing Partner of Spark Partners, a strategy and transformation consultancy. In 2010, he became the founding CEO of Soparfilm Energy, a corporation that invests in oil and gas exploration. In addition, as a writer and opinion leader, Mr. Tartung has been the No. 1 Leadership columnist for Forbes.com since 2009. He has also written a quarterly column for CIO Magazine since 2010 and has been a contributing editor for the International Journal of Innovation Science since its founding in 2008. Mr. Hartung is the creator of two proprietary frameworks for understanding and predicting business success - The Phoenix Principle and the Status Quo Risk Management Playbook. Mr. Hartung received an MBA from Harvard Business School with Distinction.

Director Independence; Leadership Structure

Our Board currently consists of one member, Terry McEwen. Mr. McEwen also serves as our sole executive officer. Mr. McEwen is not “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules. We believe that upon Mr. McEwen’s resignation as sole executive officer, he will be “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules. We further believe that upon their appointment, David Kaufman, Anubhav Saxena and Adam Hartung will be “independent,” and Tejune Kang will not be “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules.

We do not separate the roles of Chief Executive Officer and Chairman of the Board because Mr. McEwen is our sole director and executive officer.

Committees of the Board

We only have one member of our Board and do not have a separately designated audit, compensation or nominating committee of our Board. The functions customarily delegated to these committees are performed by our full Board. We are a “listed company” under SEC rules and for purposes of the NASDAQ listed company standards currently in effect and are therefore required to have separate committees comprised of independent directors. As such, we are not currently in compliance with this requirement.

Although the Board does not have an audit committee, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, our Board is deemed to be its audit committee and, as such, functions as an audit committee and performs some of the same functions as an audit committee including: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. Our Board has determined that Mr. McEwen is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. Our Board has further determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication. Accordingly, our Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

We anticipate that the Board will form committees and adopt related committee charters following the Closing, in compliance with NASDAQ listing standards, including an audit committee, corporate governance and nominations committee and compensation committee.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors.

Meetings of the Board of Directors; Board Compensation

Our Board did not hold any meetings during 2013, but acted by written consents in lieu of meetings, when necessary, during 2013. We did not hold an annual meeting of security holders during 2013. Mr. McEwen is entitled to receive $50,000 per annum. No other compensation was paid to our directors for attendance at any meetings during 2013. Directors are reimbursed for out-of-pocket expenses incurred in furtherance of our business.

Prior to the consummation of the Merger, the Company agrees to compensate Mr. McEwen for his services in overseeing the Merger and acting as the Company’s interim Chairman & CEO: (1) a monthly management fee of $15,000, beginning in June when the Company’s former Board of Directors voted to have Mr. McEwen serve as the Company’s sole director and CEO; (2) on June 30, 2014, Mr. McEwen shall be paid a fee of $12,500 for his service as a board member during the second quarter of 2014; (3) a management fee of $15,000 for the month of July shall be paid on July 1, 2014; (4) if the merger is consummated on or before July 31, 2014, Mr. McEwen shall receive a one-time bonus of $15,000, in additional to his monthly fee for July; (5) if the Merger is consummated in August 2014, Mr. McEwen is due the monthly fee payment for the month of August; (6) if the Merger is consummated on or before August 15, 2014, Mr. McEwen shall receive a one-time bonus of $15,000.

We expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that a committee of our board of directors will recommend director compensation levels to the full board of directors, which will set the compensation based on those recommendations. We expect that a committee of our board of directors will review and report to the board of directors on the director compensation program on a regular basis and that the committee will likely retain an outside advisor to assist in its review and report on the program.

Section 16 Compliance

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than ten percent (10%) of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Based solely on our review of such filings (and any amendments thereof) received by us and on the written representations of certain reporting persons, we believe that during our fiscal year ended December 31, 2013, no reporting person failed to file such reports on a timely basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of April 4, 2014 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown and the officers, directors and shareholders can be reached at our principal offices at c/o CleanTech Innovations, Inc., C District, Maoshan Industry Park, Tieling Economic Development Zone, Tieling, Liaoning Province, China 112616:

	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock # (1)
DIRECTORS AND OFFICERS	Bei Lu, Chairman and Chief Executive Officer(2)T	9,375,348	37.53%
	Dianfu Lu, Director(3)T	2,117,691	8.48%
	All officers and directors as a group (7 persons)	11,493,039	46%
HOLDERS OF MORE THAN 5% OF OUR COMMON STOCK	Wenge Chen (4)T	2,117,691	8.48%

T	Pursuant to an irrevocable proxy dated June 11, 2014, Mr. McEwen holds the power to vote these shares at his sole discretion.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this Information Statement, are deemed outstanding for computing the percentage ownership of the shareholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other shareholder. Unless otherwise indicated in the footnotes to this table, we believe shareholders named in the table have sole voting and sole investment power with respect to the shares set forth opposite such shareholder’s name. Percentage of ownership is based on 24,982,822 shares of common stock outstanding as of April 4, 2014.
(2)	Resigned as director on June 11, 2014.
(3)	Resigned as director on June 11, 2014.
(4)	Wenge Chen was our Vice President of Marketing until June 11, 2014.

EXECUTIVE COMPENSATION

General

Our executive officer is not compensated for his services, but is reimbursed for out-of-pocket expenses incurred in furtherance of our business. We do not have any employment agreements with our executive officer. We do not have any retirement, pension or savings plans for management or employees at this time.

Summary Compensation Table

The following table sets forth all compensation received during the two years ended December 31, 2013 by our Chairman, Chief Executive Officer and each of the other most highly compensated executive officers whose total compensation exceeded $100,000 in such fiscal year. These officers are referred to as the Named Executive Officers in this Information Statement:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards ($)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Bei Lu, Chairman and Chief Executive Officer (1)	2012 2013	19,044 19,044	0 0	0 0	0 0	0 0	0 0	0 0	19,044 19,044
Terry McEwen, interim Chairman and Chief Executive Officer	2012 2013	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

(1)	Bei Lu served as Chairman and Chief Executive Officer from July 2, 2010 to June 11, 2014

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no other transactions with any related persons (as that term is defined in Item 404 of Regulation S-K) during our last two fiscal years or any currently proposed transaction in which we were or are to be a participant and the amount involved was in excess of $120,000 and in which any related person had a direct or indirect material interest.

We have adopted a written policy in connection with related party transactions involving us. The policy requires the approval by our Board for any transaction, arrangement or relationship in which (i) the aggregate amount involved will or may be expected to reach $50,000 in any calendar year, (ii) we are a participant and (iii) any related person has or will have an interest. For the purposes of this report, “related persons” include our executive officers, directors, greater than 5% shareholders or immediate family members of any of the foregoing. Pursuant to this policy, the Board, among other factors, is required to take into account whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. In addition, the Chairman of the Board has the authority to approve or ratify any interested transaction with a related person in which the aggregate amount involved is expected to be less than $25,000.

LEGAL PROCEEDINGS

We may occasionally become involved in various lawsuits and legal proceedings arising in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters that may arise from time to time could have an adverse effect on our business, financial condition or operating results. We are currently not aware of any such legal proceedings, aside from those listed above, or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 as amended, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized

Dated: June 23, 2014

CLEANTECH INNOVATIONS, INC.

By:	/s/ Terry McEwen
Terry McEwen
Interim Chairman and Chief Executive Officer